News Release

Issued on behalf of RELX N.V.

For immediate release

28 June 2018

RELX N.V. EGM 28 June 2018

RELX N.V. announces that the Extraordinary General Meeting of Shareholders (EGM), held at the Hilton Amsterdam Airport Hotel at Schiphol Airport on 28 June 2018, approved the cross-border merger between RELX N.V. and RELX PLC.

The results of the voting on the resolutions are set out below:

Resolution	For	%	Against	%	Total votes cast*	Votes withheld
2. Amendment of the Company’s articles of association in connection with the merger proposed under agenda item 3	701,974,610	99.99	9,964	0.001	701,984,574	4,249,835
3. Cross-border merger between the Company and RELX PLC	701,999,907	99.99	12,907	0.002	702,012,814	4,221,595
4a. Release from liability of the executive directors	695,278,171	98.58	9,985,372	1.42	705,263,543	970,866
4b. Release from liability of the non-executive directors	695,278,977	98.58	9,984,562	1.42	705,263,539	970,870

*Note: Excluding votes ‘withheld’.

The shares represented 706,234,409 votes, which is 75.7% of our issued share capital entitled to vote. Each share confers the right to cast one vote.

-ENDS-